David G. Dupre P. Geo. (BC)
D.G. Dupre and Associates Inc.
56 Parkgrove Crescent
Delta, B.C.
V4L 2G3

Friday April 12, 2013

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:     Consent of Qualified Person
           Grande Portage Resources Ltd. and
           Quaterra Resources Inc.

I, David G. Dupre, hereby consent to:

(a)	the public filing of the technical report entitled “TECHNICAL REPORT ON THE HERBERT GOLD PROPERTY, Juneau District, Southeast Alaska” dated effective April 10thth 2013 (the “Technical Report”);

(b)	and the use of extracts from, and a summary of, the Technical Report in News Releases.

Sincerely,
ORIGINAL SIGNED BY

David G. Dupre P.Geo.